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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                        ______________________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        ______________________________

                           DATA CRITICAL CORPORATION
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            (Exact name of registrant as specified in its charter)


             Delaware                                 91-1901482
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(State of incorporation or organization)            (I.R.S. employer
                                                    identification no.)

19820 North Creek Parkway, Suite 100
        Bothell, Washington                              98011
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(Address of principal executive offices)               (zip code)

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
If this form relates to the registration of a     If this form relates to the registration of a
class of securities pursuant to Section 12(b)     class of securities pursuant to Section 12(g)
of the Exchange Act and is effective              of the Exchange Act and is effective pursuant
pursuant to General Instruction A.(c), please     to General Instruction A.(d), please check the
check the following box.                [_]       following box.                         [_]

Securities to be registered pursuant to Section 12(b)  of the Act:

          Title of each class                 Name of each exchange on which
          to be so registered                 each class is to be registered
          -------------------                 ------------------------------
                None

Securities to be registered pursuant to Section 12(g)  of the Act:

                        Preferred Share Purchase Rights

                               (Title of class)
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Item 1.  Description of Registrant's Securities to Be Registered

          On June 14, 2000, Data Critical Corporation's board of directors declared a dividend on each share of outstanding common stock of one right (a "Right") to purchase one one-thousandth of a share of preferred stock. The dividend is payable on July 21, 2000 to our shareholders of record on that date. In addition, our board of directors authorized the issuance of one Right for each additional share of common stock that becomes outstanding between July 21, 2000 and the earliest of:

     . the distribution date, which is the earliest of: (1) the close of business on the tenth day after a public announcement that a person has acquired beneficial ownership of 20% or more of our outstanding shares of common stock and (2) the close of business on the tenth day after commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding shares of common stock which could result in the offeror becoming the beneficial owner of 20% or more of our outstanding shares of common stock;

     .    the date on which the rights expire, July 21, 2010; and

     .    the date, if any, on which we redeem the Rights.

          Each Right entitles its registered holder to purchase from us one one-thousandth of a share of our Series A Participating Preferred Stock, at a price of $75.00 per one one-thousandth of a preferred share, subject to adjustment as described below. The description and terms of the Rights are set forth in a Rights Agreement we executed with ChaseMellon Shareholder Services, L.L.C., as Rights Agent. A copy of the Rights Agreement is attached to this Registration Statement on Form 8-A as Exhibit 2.1.

          Until the distribution date, the Rights will be evidenced by the certificates for the shares of common stock registered in the names of the holders, rather than by separate certificates. Therefore, until the distribution date, or earlier redemption or expiration of the Rights, the Rights will be transferred with and only with the shares of common stock.

          As soon as practicable after the distribution date, separate certificates evidencing the Right will be mailed to holders of record of the shares of common stock as of the close of business on the distribution date. These separate certificates alone will evidence the Rights from that time forward.

          The Rights are not exercisable until the distribution date and will expire on July 21, 2010, unless we redeem or exchange them prior to expiration, as described below. From and after the distribution date, the holder of any Right will be entitled to exercise that Right to purchase one one-thousandth of a share of preferred stock for the then current purchase price.

          In addition, upon any person acquiring beneficial ownership of 20% or more of our outstanding shares of common stock, the Rights will entitle each right holder, other than such
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beneficial owner of 20% or more of our outstanding shares of common stock, or any affiliate or associate of that person, to purchase, for the purchase price, the number of shares of our common stock which at the time of the transaction would have a market value of twice the then current purchase price.

     Any Rights that are at any time beneficially owned by a beneficial owner of 20% or more of our outstanding shares of common stock, or any affiliate or associate of that person, will automatically become null and void. Furthermore, any holder of any Rights who beneficially owns more than 20% of our shares of common stock, any affiliate or associate of that person, or any purported transferee or subsequent holder, will be unable to exercise or transfer their Rights.

     After a person becomes the beneficial owner of 20% or more of our outstanding shares of common stock, our board of directors may elect to exchange each Right, other than those that have become null and void and nontransferable as described above, for shares of common stock, without payment of the purchase price. The exchange rate in this situation would be one share of common stock per Right.

     Each of the following events would entitle each holder of a Right to purchase, for the purchase price, that number of shares of common stock of another publicly traded corporation which at the time of the event would have a market value of twice the purchase price:

     . the acquisition of Data Critical in a merger by that publicly traded corporation;

     . a business combination between Data Critical and that publicly traded corporation; or

     . the sale or other transfer of 50% or more of our assets or assets accounting for 50% or more of our earning power, in one or more transactions, to that publicly traded corporation.

     The number of shares of the other corporation to which each holder would be entitled is that number of shares having a market value equal to twice the then current purchase price. If for any reason the rights cannot be exercised for shares of the other entity involved in a transaction described above, each holder of a Right would be entitled to exchange its rights for an equivalent amount of cash from the other entity.

     To preserve the economic value of the Rights, the number of preferred shares or other securities issuable upon exercise of a Right, the purchase price, the redemption price and the number of Rights associated with each outstanding common share are all subject to adjustment by our board of directors. Our board of directors may make adjustments in the event of any change in the common or preferred shares, including, for example, changes associated with stock dividends or stock splits, recapitalization, mergers or consolidations, split-ups, split-offs or spin-offs, or distributions of cash, assets, options, warrants, indebtedness or subscription rights to holders of common or preferred shares.

     At any time prior to any person acquiring beneficial ownership of 20% or more of our outstanding shares of common stock, our board of directors may redeem the Rights in whole, but
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not in part. The redemption price of $.01 per Right, subject to adjustment as provided in the Rights Agreement, may be in cash or shares of Data Critical common stock.

     At any time prior to the distribution date, we may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement, including the date on which the distribution date would occur, the time during which the Rights may be redeemed and the terms of the preferred shares.

     The preferred shares issuable upon exercise of the Rights have the following characteristics:

     .    they are not redeemable;

     . the holders of preferred shares will be entitled to a preferential quarterly dividend payment equal to 100 times the dividend declared per common share, if any;

     . in the event of Data Critical's voluntary or involuntary dissolution, liquidation or winding up, the holders of preferred shares will be entitled to a preferential payment per share of all accrued and unpaid dividends and distributions per share, either (i) $1,000 per preferred share or (ii) 1,000 times the distribution to be made per common share, whichever is greater;

     . the holders of preferred shares will be entitled to 1,000 votes per share, voting together with the shares of common stock; and

     . the holders of preferred shares will be entitled to receive, per share, 1,000 times the amount received per common share, in the event of any merger, business combination, consolidation or other transaction in which the shares of common stock are exchanged.

     Because of the nature of the preferred shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a preferred share issuable upon exercise of each Right should approximate the value of one common share. Customary antidilution provisions are designed to protect that relationship in the event of certain changes in the common and preferred shares.

     We may, but are not required to, issue fractional shares which are an integral multiple of one one-thousandth of a preferred share upon the exercise of Rights. In lieu of fractional shares, we may utilize a depository arrangement as provided by the terms of the preferred shares. In the case of fractions other than one one-thousandth of a preferred share or integral multiples thereof, we may make a cash payment based on the market price of such shares.

     Until a Right is exercised, the holder of such right will have no rights as a Data Critical stockholder, including, without limitation, the right to vote or receive dividends.

     As of July 7, 2000, there were approximately 12,239,433 shares of common stock outstanding. Each share of common stock outstanding at the close of business on July 21, 2000,
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will receive one Right. Our board of directors has reserved sufficient preferred shares for issuance upon exercise of the Rights.

     The terms of the Rights and the Rights Agreement provide our board of directors with the flexibility to determine when an offer to purchase, acquire or exchange shares of Data Critical common stock is adequate and otherwise in the best interests of the company. The Rights will not interfere with any merger or other business combination approved by our board of directors since the board of directors may, at its option, redeem all, but not less than all, of the then outstanding Rights at the redemption price. The Rights have certain antitakeover effects and will cause substantial dilution to a person that attempts to acquire Data Critical on terms not approved by our board of directors. The Rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with our board of directors.

     This summary of the Rights is not complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated into this document by reference. A copy of the Rights Agreement is also available from Data Critical free of charge.
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Item 2. Exhibits

          1.1 Form of Right Certificate, incorporated by reference to Exhibit B to Exhibit 2.1 filed herewith.

          2.1 Rights Agreement dated as of June 15, 2000, between Data Critical Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Date: July 10, 2000

                                        DATA CRITICAL CORPORATION


                                        By /s/ Michael E. Singer
                                           -------------------------------
                                           Michael E. Singer
                                           Vice President and Chief Financial
                                           Officer
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                                 EXHIBIT INDEX

Exhibit Number      Description
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      1.1           Form of Right Certificate, incorporated by reference to
                    Exhibit B to Exhibit 2.1 filed herewith

      2.1 Rights Agreement dated as of June 15, 2000, between Data Critical Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.